Exhibit 99.8

UNITED STATES OF AMERICA

DEPARTMENT OF THE TREASURY

COMPTROLLER OF THE CURRENCY

)
In the Matter of:	)	AA-EC-2012-140
HSBC Bank USA, N.A.	)
McLean, Virginia	)
)

CONSENT ORDER

The Comptroller of the Currency of the United States of America (“Comptroller”), through his national bank examiners has conducted an examination of HSBC Bank USA, N.A., McLean, Virginia (“Bank”). The Comptroller has identified certain unsafe or unsound practices related to enterprise-wide compliance. The Comptroller has informed the Bank of the findings resulting from the examination.

The Bank, by and through its duly elected and acting Board of Directors (“Board”), has executed a “Stipulation and Consent to the Issuance of a Consent Order,” dated December 11, 2012 (“Stipulation and Consent”), that is accepted by the Comptroller through his duly authorized representative. By this Stipulation and Consent, which is incorporated by reference, the Bank has consented to the issuance of this Consent Order (“Order”) by the Comptroller.

ARTICLE I

COMPTROLLER’S FINDINGS

The Comptroller finds, and the Bank neither admits nor denies, the following:

(1) The Bank has a supervisory history of non-compliance with banking laws and regulations, as well as non-conformance with policies, procedures, and prescribed practices in the compliance area that have occurred over a multi-year period. During the past year, additional deficiencies have surfaced from internal and external reviews that evidence broad and serious weaknesses in the Bank’s compliance program. The robustness of the compliance program has not kept pace with the bank’s size, complexity, and risk profile.

(2) The Comptroller’s examination findings establish that the Bank has engaged in unsafe or unsound practices with respect to enterprise-wide compliance. Specifically, the Bank’s compliance program has historically shown deficiencies in adequate, proactive leadership, risk reporting, and policies and procedures.

Pursuant to the authority invested in him by the Federal Deposit Insurance Act, as amended, 12 U.S.C. § 1818(b), the Comptroller hereby ORDERS that:

ARTICLE II

COMPLIANCE COMMITTEE

(1) The Board shall maintain a Compliance Committee of at least three (3) directors, of which at least two (2) may not be employees or officers of the Bank or any of its subsidiaries or affiliates. In the event of a change of the membership, the name of any new member shall be submitted in writing to the Deputy Comptroller for Large Bank Supervision (“Deputy Comptroller”) and Examiner-in-Charge of Large Bank Supervision at the Bank (“Examiner-in-Charge”). The Compliance Committee shall be responsible for monitoring and coordinating the Bank’s adherence to the provisions of this Order.

(2) The Compliance Committee shall meet at least monthly.

(3) Within ninety (90) days of this Order and quarterly thereafter, the Compliance Committee shall submit a written progress report to the Board setting forth in detail:

(a)	a description of the actions needed to achieve full compliance with each Article of this Order;

(b)	actions taken to comply with each Article of this Order; and

(c)	the results and status of those actions.

(4) The Board shall forward a copy of the Compliance Committee’s report, with any additional comments by the Board, to the Deputy Comptroller and Examiner-in-Charge within ten (10) days of receiving such report.

ARTICLE III

ENTERPRISE-WIDE COMPLIANCE PROGRAM

(1) Within ninety (90) days of the date of this Order, the Board, or a designated committee of the Board, shall adopt, implement, and thereafter ensure adherence to a written enterprise-wide compliance program designed to ensure that the Bank is operating in compliance with applicable laws, rules, regulations, regulatory guidance, and supervisory findings. This program shall include, but not be limited to:

(a)	written description of the duties, responsibilities, and authority of the chief compliance officer and a requirement that this position be staffed by a qualified individual;

(b)	written descriptions of the duties, responsibilities, and reporting lines of other compliance management officers and compliance personnel, and requirements that these positions be staffed with qualified personnel;

(c)	performance objectives and compensation plans that align with written descriptions of duties and responsibilities of compliance personnel;

(d)	written compliance values statement, to be communicated across the Bank;

(e)	annual written analysis of the products and services offered by the Bank that fully assesses risk presented by applicable laws, rules, regulations, regulatory guidance, and supervisory findings;

(f)	the preparation of a policies and procedures manual covering applicable laws, rules, regulations, regulatory guidance, and supervisory findings for use by appropriate Bank personnel in the performance of their duties and responsibilities;

(g)	at least semi-annual review of the written policies and procedures manual to update it, as appropriate, to ensure it remains current;

(h)	a control environment maintained by business lines and risk functions (“second lines of defense”) that ensures compliance with applicable laws, rules, regulations, regulatory guidance, and supervisory findings;

(i)	integration of compliance risk into the enterprise-wide risk management framework;

(j)	an audit program that tests compliance with applicable laws, rules, regulations, regulatory guidance, and supervisory findings;

(k)	at least semi-annual independent evaluation of the effectiveness of the enterprise-wide compliance program, including but not limited to management, management information systems, staffing, and training;

(l)	at least semi-annual independent reporting of the results of the evaluation of the enterprise-wide compliance program to the Board or a committee thereof;

(m)	procedures to ensure that exceptions noted in testing and validation reports are corrected and responded to by the appropriate Bank personnel in a timely manner; and

(n)	the education and training of all appropriate Bank personnel to ensure their awareness of applicable laws, rules, regulations, regulatory guidance, and Bank policies and procedure.

(2) Upon completion of the program, the Board shall submit the program to the Deputy Comptroller and the Examiner-in-Charge for prior written determination of no supervisory objection. In the event the Deputy Comptroller recommends changes to the program, the Board shall incorporate those changes into the program. Upon receiving a written determination of no supervisory objection from the Deputy Comptroller, the Bank shall immediately implement and adhere to the program.

ARTICLE IV

ENTERPRISE-WIDE COMPLIANCE PROGRAM ACTION PLAN

(1) The Board shall direct management to undertake and complete all steps necessary to correct the circumstances and conditions, as noted in the Bank’s most recent Report of Examination, which prompted the need for the enterprise-wide compliance program required by this Order.

(2) Within ninety (90) days of this Order, the Board shall develop and adopt a written plan that:

(a)	explains the specific actions that Bank management will take to achieve full implementation of the enterprise-wide compliance program, under Article III, including personnel resource requirements and the associated on boarding timeline;

(b)	specifies how the Board will ensure Bank management’s implementation of the plan; and

(c)	sets forth a timetable for the implementation of each action specified in the plan.

(3) Upon completion of the plan, the Board shall submit the plan to the Deputy Comptroller and Examiner-in-Charge for a prior written determination of no supervisory objection. Upon receiving a written determination of no supervisory objection from the Deputy Comptroller, the Bank shall immediately implement and adhere to the plan.

(4) The plan shall be implemented pursuant to the time frames set forth within the plan unless events dictate modifications to the plan. Where the Board considers modifications appropriate, those modifications shall be submitted to the Deputy Comptroller and Examiner-in-Charge for prior written determination of no supervisory objection. Upon receiving a written determination of no supervisory objection from the Deputy Comptroller, the Bank shall implement and adhere to the revised plan.

ARTICLE V

OTHER PROVISIONS

(1) Although this Order requires the Bank to submit certain actions, plans, programs, policies, and procedures for the review or prior written determination of no supervisory objection by the Deputy Comptroller or the Examiner-in-Charge, the Board has the ultimate responsibility for proper and sound management of the Bank.

(2) In each instance in this Order in which the Board is required to ensure adherence to, and undertake to perform certain obligations of the Bank, it is intended to mean that the Board shall:

(a)	authorize and adopt such actions on behalf of the Bank as may be necessary for the Bank to perform its obligations and undertakings under the terms of this Order;

(b)	require the timely reporting by Bank management of such actions directed by the Board to be taken under the terms of this Order;

(c)	follow-up on any material non-compliance with such actions in a timely and appropriate manner; and

(d)	require corrective action be taken in a timely manner of any material non-compliance with such actions.

(3) If, at any time, the Comptroller deems it appropriate in fulfilling the responsibilities placed upon him by the several laws of the United States to undertake any action affecting the Bank, nothing in this Order shall in any way inhibit, estop, bar, or otherwise prevent the Comptroller from so doing.

(4) This Order constitutes a settlement of the cease and desist proceeding against the Bank contemplated by the Comptroller, based on the unsafe or unsound practices described in the Comptroller’s Findings set forth in Article I of this Order. Provided, however, that nothing in this Order shall prevent the Comptroller from instituting other enforcement actions against the Bank or any of its institution-affiliated parties, including, without limitation, assessment of civil money penalties, based on the findings set forth in this Order, or any other findings. Nothing herein shall limit or modify the releases provided by the Stipulation and Consent to the Issuance of a Consent Order for the Assessment of a Civil Money Penalty executed simultaneously with this Order.

(5) This Order is and shall become effective upon its execution by the Comptroller, through his authorized representative whose hand appears below. The Order shall remain effective and enforceable, except to the extent that, and until such time as, any provision of this Order shall be amended, suspended, waived, or terminated in writing by the Comptroller.

(6) Any time limitations imposed by this Order shall begin to run from the effective date of this Order, as shown below, unless the Order specifies otherwise.

(7) The terms and provisions of this Order apply to the Bank and its subsidiaries, even though those subsidiaries are not named as parties to this Order.

(8) This Order is intended to be, and shall be construed to be, a final order issued pursuant to 12 U.S.C. § 1818(b), and expressly does not form, and may not be construed to form, a contract binding the Comptroller or the United States. Nothing in this Order shall affect any action against the Bank or its institution-affiliated parties by a bank regulatory agency, the United States Department of Justice, or any other law enforcement agency, to the extent permitted under applicable law.

(9) The terms of this Order, including this paragraph, are not subject to amendment or modification by any extraneous expression, prior agreements, or prior arrangements between the parties, whether oral or written.

(10) Nothing in the Stipulation and Consent or this Order, express or implied, shall give to any person or entity, other than the parties hereto, and their successors hereunder, any benefit or any legal or equitable right, remedy or claim under the Stipulation and Consent or this Order.

(11) The Bank consents to the issuance of this Order before the filing of any notices, or taking of any testimony or adjudication, and solely for the purpose of settling this matter without a formal proceeding being filed.

IT IS SO ORDERED, this 11th day of December, 2012.

/s/ Sally G. Belshaw
Sally G. Belshaw Deputy Comptroller Large Bank Supervision